April 13, 2006

Trevor Sali
President and Chief Executive Officer
Claron Ventures, Inc.
#2-630 2nd Avenue
S7K-2C8 Saskatoon
Saskatchewan, Canada

     Re: **Claron Ventures, Inc.**
             Amendment No. 2 to Registration Statement on Form SB-2
             Filed April 5, 2006
             File No. 333-129664

Dear Mr. Sali:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Interest of Named Experts and Counsel, page 17

1.   We note your disclosure on page 17, which lists Laurence Sookochoff as an expert and indicates that he prepared your geological report. We note, however, that the consent filed as Exhibit 23.3 was provided only by Sookochoff Consultants Inc., not by Mr. Sookochoff in his individual capacity. Please file the consent of Mr. Sookochoff.

Description of Business, page 19

2.   We note your response to prior comment 1 from our letter dated February 28, 2006 and reissue it in part. Please revise the disclosure in your prospectus to identify the "favorable treatment for officers and directors" afforded by Nevada law that you reference in the first paragraph on page 19.

Exploration Work, page 21

3.   We note that the agreements filed in response to previous comments 3 and 6 are
        signed by Larry Sostad. With a view toward clarified disclosure, please tell us:

        •   why you purchased the rights from Mr. Sostad and then contracted with Mr.
            Sostad to perform the exploration work. It is unclear why Mr. Sostad would
            not retain the rights if he was willing to conduct the exploration work.
        •   the nature of all relationships between you, Mr. Sostad and Mr. Sookochoff.

Mineral Rights, page 26

4.   We note your response to prior comment 6. Please reconcile your disclosure on
        page 19 regarding the terms of your purchase of the Lucky Todd claims with
        Exhibit10.1. We note, for example, that the filed undated agreements reflect total
        consideration of $20 and do not reference an expiration term.

5.   We note your references to "exhibit 99.1" here and on pages 9 and 12. Please tell
        us why these references are appropriate, given prior comment 42 to our letter
        dated December 9, 2005.

Description of Capital Stock, page 29

6.   Reconcile the number of authorized shares of common stock disclosed here and
        on page F-1.

Part II

Undertakings, page 36

7.   We note your response to prior comment 9. Please tell us why you did not
        include the undertakings required by Items 512(f)(2) and 512(g)(2) of Regulation
        S-B.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): David M. Loev